SIDLEY AUSTIN 39F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX	+852 2509 7858 MENG.DING@SIDLEY.COM

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Anuja Majmudar
Mr. Daniel Morris

Re:	Ryde Group Ltd
Amendment No. 1 to Registration Statement on Form F-3
Filed July 25, 2025
File No. 333-288587

Dear Sir/Madam,

On behalf of our client, Ryde Group Ltd, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated August 5, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 2 to Registration Statement on Form F-3 filed July 25, 2025

We may not maintain the listing of our Class A Ordinary Shares, page 28

1.	We note your response to prior comment 1. Please revise the second paragraph of your risk factor discussion to clarify whether you submitted your compliance plan to the NYSE American by June 20, 2025.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 28 of the Amended Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y.,
David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Dhevine S. Chandrapala (England and Wales)*, (Carrie) Li J. (New York)*, Mevelyn Ong S.L. (New York),
David J. Ryan (Victoria), Giancarlo B. Sambalido (New York), (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | (Coco) Liu T., Sophia Tong, Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., (Dennis) Wu T.L., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

This is a best efforts offering, no minimum amount of securities is required to be sold, page 35

2.	Please revise here and on the cover page to confirm that you will disclose information regarding any placement agents in the prospectus supplement, including their names and any applicable commissions or discounts.

Response: In response to the Staff’s comment, the Company revised the disclosure on the cover page and page 35 of the Amended Registration Statement.

Exhibits

3.	We note you previously filed a registration statement on Form F-1 (File No. 333-282076) in connection with a follow-on public offering of units and that this Form F-3 includes a prospectus covering the Class A Ordinary Shares underlying the public warrants included in the units. Please file the warrant agreement associated with the Class A Ordinary Shares issuable upon exercise of the common warrants issued in the follow-on public offering.

Response: In response to the Staff’s comment, the Company filed Exhibits 4.11 and 4.12 to the Amended Registration Statement.

4.	Please re-file the legal opinion with counsel’s conformed signature.

Response: In response to the Staff’s comment, the Company refiled the Exhibits 5.1 and 23.3 to the Amended Registration Statement.

5.	Please file the forms of indentures as exhibits to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company Exhibits 4.1 and 4.2 to the Amended Registration Statement.

If you have any questions regarding the Amendment No. 2 to Registration Statement on Form F-3, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding
Meng Ding

cc:	Via E-mail Zou Junming Terence, Chief Executive Officer and Chairman Lang Chen Fei, Chief Financial Officer Ryde Group Ltd